November 27, 2012 09:05 ET

Stellar Biotechnologies to Present at LD Micro Conference in Los Angeles on December 5th, 2012

PORT HUENEME, CA--(Marketwire - Nov 27, 2012) - Stellar Biotechnologies, Inc. ("Stellar" or the "Company") (TSX VENTURE: KLH) (PINKSHEETS: SBOTF) (FRANKFURT: RBT), the world leader in sustainable manufacture of GMP-grade Keyhole Limpet Hemocyanin (KLH), today announced that the Company will present at the LD Micro Conference in Los Angeles.

Mr. Darrell Brookstein, Stellar's Executive VP, Corporate Development & Finance, will be presenting at the Luxe Sunset Bel Air Hotel in Los Angeles on December 5th, 2012 at 4PM Pacific Time. Mr. Brookstein will discuss the Company's unique investment merits as the only source for a renewable, sustainable and traceable supply of GMP grade KLH for large drug producers. Details of the Company's current growth initiatives for 2013 will also be provided.

The LD Micro Conference is a two-day conference organized by LD Micro, an internet-based newsletter that provides self-directed investors information on selected public companies that in the opinion of LD Micro have great investment potential. More than two hundred institutions focused on small and micro-cap stocks are expected to attend. A record 580 people attended the 2011 event. For more information, please visit the conference website at http://www.ldmicro.com/

Visit Stellar Biotechnologies website (www.stellarbiotechnologies.com) and the KLH knowledge base KLH Site™ (www.klhsite.com).

About Stellar Biotechnologies, Inc. (www.StellarBiotech.com)

Stellar Biotechnologies, Inc. (TSX VENTURE: KLH) (PINKSHEETS: SBOTF) (FRANKFURT: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Forward-Looking Statements

The Company's views as of the date of this press release should not be relied upon to represent the Company's views as of a subsequent date. While the Company anticipates that subsequent events may cause the Company's views to change, the Company disclaims any obligation to update such forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.

Contact Information

Contacts:
Stellar Biotechnologies, Inc.
Darrell Brookstein
Executive VP, Corporate Development and Finance
Phone: 805 488 2800
Email: dbrookstein@stellarbiotech.com

Investor Relations:
MZ Group
Mark A. McPartland
Senior Vice President
Phone: 1 212-301-7130
Email: markmcp@mzgroup.us
Web: www.mzgroup.us